Exhibit 14.2

Riley Exploration Permian, Inc.
Code of Ethics for Senior Financial Officers

Adopted as of February 26, 2021

This Code of Ethics (this “Code”) contains the policies that relate to the legal and ethical standards of conduct that the Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, Controller, Treasurer and persons performing similar functions and so designated from time to time by the Chief Executive Officer or the Audit Committee of the Board of Directors (the “Senior Financial Officers”) of Riley Exploration Permian, Inc. (the “Company”) are expected to comply with while carrying out their duties and responsibilities on behalf of the Company and its subsidiaries.

This Code is designed to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in the periodic reports of, and other public communications made by, the Company; compliance with applicable laws, rules and regulations; prompt internal reporting of violations of this Code; and accountability for adherence to this Code. The obligations of this Code supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all employees, officers and directors of the Company (the “Code of Business Conduct and Ethics”). The Senior Financial Officers will, to the best of their knowledge and ability:

1.          Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. A “conflict of interest” exists when an individual’s private interests interfere or conflict (or even appear to interfere or conflict) with the interests of the Company.

2.          Take reasonable steps to cause the Company to provide fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications, including taking reasonable steps to cause the employees providing services to the Company to follow its internal accounting controls at all times.

3.          Carefully review a draft of each periodic report for accuracy and completeness before it is filed with the SEC, with particular focus on disclosures the Senior Financial Officer does not understand or agree with and on information known to the Senior Financial Officer not to be reflected in the report.

4.          Comply with all applicable laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies. Although no single individual is expected to know the details of all laws, rules and regulations, it is important to take reasonable steps to ensure familiarity with all such laws, rules and regulations and to know enough to determine when to seek advice or guidance through the retention of qualified legal, financial and accounting experts, or other means.

5.          Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the Senior Financial Officer’s independent judgment to be subordinated.

6.          Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.

7.          Not use confidential information acquired in the course of the Senior Financial Officer’s work for personal advantage.

8.          Proactively promote ethical behavior among employees in the Company and as a responsible partner with industry peers and associates.

9.          Maintain control over and responsibly manage all assets and resources employed or entrusted to the Senior Financial Officer by the Company.

10.        Bring to the attention of the Audit Committee of the Board of Directors matters that could compromise the integrity of the Company’s public filings and communications, disagreements on accounting matters and violations of any part of this Code.

11.        Report illegal or unethical conduct by any director, officer, employee or  contractor that has occurred, is occurring or may occur, including any potential violations of this Code or the Code of Business Conduct and Ethics, to the Audit Committee of the Board of Directors.

12.         Comply with this Code and the Code of Business Conduct and Ethics.

Senior Financial Officers will be asked to sign a certificate confirming that they have read and understand this Code and that they are in compliance with this Code. However, failure to read this Code or sign a confirmation certificate does not excuse such persons from complying with this Code.

The Audit Committee of the Board of Directors will assess compliance with this Code, report violations of this Code to the Board of Directors, and, based upon the relevant facts and circumstances, recommend to the Board of Directors appropriate action. The Audit Committee of the Board of Directors shall approve any waiver or amendment of this Code, and any such waiver or amendment shall be disclosed promptly, as required by law, rule or regulation. A violation of this Code may result in disciplinary action, including termination of employment.

Our Senior Financial Officers must consult with our General Counsel (or, if our General Counsel is not available, our Chief Executive Officer or another senior person in our legal department) if there is any conflict between this code and one of our policies or procedures, our Code of Business Conduct and Ethics, or any applicable law, rule or regulation.

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Confirmation Certificate

I have been provided with a copy of Riley Exploration Permian, Inc.’s Code of Ethics for Senior Financial Officers (the “Code”). I acknowledge that I have read the Code, understand my responsibilities under it, I am in compliance with the Code and I am not aware of any violations of the Code. I further acknowledge that I should follow the compliance procedures described in the Code if I have any knowledge of violations of the Code, questions or concerns related to the Code.

Name:

Date: